SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of January, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Full Year New Business

Embargo: 7.00am 25 January 2006


PRUDENTIAL PLC FULL YEAR 2005 NEW BUSINESS RESULTS


Double-digit growth across all businesses


-   Total Group Insurance APE sales of GBP2.15 billion, up 15 per cent on 2004

- Jackson National Life's (JNL) APE sales of GBP515 million, up 13 per cent on 2004

- APE sales at Prudential Corporation Asia of GBP732 million, up 23 per cent on 2004

-   Prudential UK and Europe APE sales of GBP900 million, up 10 per cent on 2004

-   M&G had record gross fund inflows of GBP7.9 billion, up 35 per cent on 2004


All comparisons above and in the narrative below are quoted at constant exchange rates (CER). See Notes to Editors for further details.

Commenting, Mark Tucker, Group Chief Executive said:

"All our businesses continued to grow strongly, with double-digit year-on-year percentage sales gains across the board.

"JNL, our US business, has maintained healthy growth with total sales up 13 per cent on 2004. Variable annuity sales are ahead 31 per cent from 2004 in what we believe will be a flat market, with Perspective II being the second best-selling VA product in the US in terms of net flows. At the nine month stage, market share in variable annuities had risen to 3.5 per cent from 2.8 per cent at Q3 2004.

"In Asia, full year APE sales were up 23 per cent on 2004. Fourth quarter sales of GBP219 million were 16 per cent ahead of the same quarter in 2004 which was, in itself, a very strong quarter.

"In the UK and Europe, APE sales were GBP900 million, an increase of 10 per cent on last year. Fourth quarter sales on an APE basis of GBP200 million were 26 per cent ahead of the third quarter with a strong quarter for corporate pensions in particular but also stronger bond and individual annuity sales.

"Both M&G and our Asian Fund Management business have grown their third party funds under management strongly in 2005.

"M&G saw the strongest retail sales in its history with GBP3.8 billion of gross inflows and significant increases in equity and property sales, while maintaining its leading position in fixed income. Institutional sales were GBP4.1 billion. Overall M&G saw net inflows of GBP3.9 billion, up from GBP2 billion in 2004.

"Our Japanese and Korean asset management businesses each saw net inflows of more than GBP900 million. Total third party funds under management in Asia were GBP10.1 billion, up 29 per cent on a comparable basis."



Commentary on Full Year 2005 New Business Results

UK and Europe Insurance Operations

Prudential UK and Europe finished 2005 strongly with fourth quarter APE sales up 26 per cent on the third quarter. APE sales for the full-year increased by 10 per cent on 2004 to GBP900 million.

Bulk annuity sales were a significant driver of growth, with APE sales of GBP203 million up 28 per cent on 2004. This included the Phoenix Life & Pensions transaction announced in June 2005 which contributed GBP145 million to the full-year result.

APE sales of individual annuities were up 2 per cent on 2004 at GBP222 million, driven by strong sales through the Partnerships and Direct to Consumer channels which increased by 114 per cent and 14 per cent respectively. Despite APE sales of with-profit annuities through the Intermediaries channel increasing 100 per cent year-on-year, total individual annuities sales through this channel decreased 15 per cent reflecting the very competitive pricing environment throughout much of the year. Prudential has maintained a leading position in the annuities market and has reached agreement for an additional two new partnership arrangements, which will start to generate new business sales in 2006.

Prudential launched a distribution partnership with Openwork in November under which Openwork's 2,200 advisers will sell Prudential's range of conventional, with-profits and impaired life annuities to their customers on an exclusive basis. Openwork was previously known as Zurich Advice Network and was re-launched as a new multi-tie distribution company in June 2005.

In December, Prudential and Royal London entered into an agreement under which all pension annuities arising from vestings of policies written under the Scottish Life brand in the period between January 2005 and December 2010 will be reassured by Prudential as they come into payment. Scottish Life (a division of Royal London) will continue to pay the annuitants with Prudential reimbursing the annuity payments to Scottish Life. This arrangement supplements the agreement reached between Prudential and Royal London in December 2004 in relation to Scottish Life's in-payment annuities book.

APE sales of unit-linked bonds increased 31 per cent to GBP64 million, reflecting Prudential's growing presence in the IFA unit-linked bond market. This offset the year-on-year decrease in with-profit bond sales which fell 31 per cent.

Despite the contraction seen in the corporate pensions market earlier in the year, there was an up-turn in corporate pensions APE sales in the fourth quarter of 2005 which increased 94 per cent on the third quarter. APE sales for the full-year increased 5 per cent on 2004, driven by 83 new scheme wins and by Prudential's worksite marketing capability which led to a significant increase in the number of new entrants to existing schemes.

Prudential UK and Europe has made a good start to 2006. Earlier this month, Prudential reached agreement with Royal London to acquire the portfolio of in-payment pension annuities that had been written primarily under the Royal London brand, but which also included some annuities written under the Refuge Assurance brand. Refuge Assurance was acquired by Royal London as part of the United Assurance Group in 2001.

The book covers approximately 59,000 policies (weighted average age 66 with no deferred annuities) with assets of around GBP650 million and will generate premium income of around GBP65 million on an APE basis in 2006 (see Notes to Editors for further details). This is the third in-force annuity book acquisition Prudential has completed since December 2004, with combined assets of over GBP3 billion.

Prudential UK & Europe will continue to pursue profitable opportunities in its chosen product areas and distribution channels.


M&G

M&G delivered record gross fund inflows of GBP7.9 billion during 2005, an increase of 35 per cent on the same period last year, reflecting the strengths of its diversified product offering in the areas of retail fund management, institutional fixed income, pooled life and pension funds, property and private finance. Net fund inflows also grew significantly, almost doubling to GBP3.9 billion. External funds under management, which represent a quarter of M&G's total funds, rose by 26 per cent to GBP36 billion.

M&G's gross retail fund inflows of GBP3.8 billion were its highest ever and nearly double the previous year. Net retail fund inflows totalled GBP1.3 billion, more than triple those in 2004. In the UK, M&G significantly increased its sales of equity funds on the back of strong fund performance, which saw 92 per cent of funds beating their sector average over three years. In addition, M&G continued to see strong fund inflows into property and successfully maintained its leading position in fixed income. M&G International, which sells funds in Germany, Austria, Italy, Luxembourg and Switzerland, continued to experience very strong growth by more than tripling its funds under management last year. In M&G's South African business, market leading products led to a doubling of retail funds under management.

M&G's institutional business also saw strong growth in the areas of private finance and property. In private finance, the leveraged loan business continued to grow and in August M&G broke new ground with the launch of Europe's first pure leveraged loan fund, the M&G European Loan Fund. During the year, M&G continued the success of its Collateralised Debt Obligation programme with the launch of five new CDOs in 2005. In property, the continued development of external vehicles managed by Prudential Property Investment Managers (PruPIM) for third party clients delivered strong fund inflows. Gross fund inflows across M&G's institutional businesses totalled GBP4.1billion, with net fund inflows growing 59 per cent to GBP2.5 billion.


Jackson National Life

Jackson National Life's (JNL) full year APE sales of GBP515 million represented a 13 per cent increase on the 2004 result, driven by increased sales of variable annuities, fixed index annuities and institutional product sales. Retail APE sales for the year of GBP416 million were up 12 per cent on 2004.

JNL delivered record variable annuity sales during 2005 of GBP261 million, up 31 per cent on last year, reflecting JNL's clearly differentiated product structure, distribution proposition and service offering. Total sales of variable annuities exceeded $1 billion in each quarter of 2005, with sales in each consecutive quarter surpassing the last. This result was achieved against a flat variable annuity market through the first nine months of 2005 and reflects JNL's continued success in product innovation and its relationship-based distribution strategy.

For the first nine months of the year, JNL had a top five market position in terms of variable annuity net flows and JNL's flagship unbundled annuity product "Perspective II" was the second-best selling variable annuity product in the market in terms of net flows. The rate of take up of the fixed account option continued to decline, with only 20 per cent of the variable annuity premium going into the fixed accounts compared with 29 per cent in 2004.

Fixed annuity APE sales of GBP79 million were down 31 per cent on 2004, reflecting the continued low interest rates and flat yield curve in the US, which have limited customers' demand for this product. JNL continues to pursue profitable growth and hence has been unwilling to compromise entry spreads in this market. JNL was ranked the tenth largest provider of fixed annuities during the first nine months of 2005.

Fixed index annuity APE sales of GBP62 million were up 44 per cent on 2004, reflecting customers' increasing preference for products with the potential for higher returns linked to equity index performance. JNL has benefited from its approach to educating broker dealers about a complex product; while at the same time offering lower commissions and passing the benefit to the end consumer. JNL was ranked the eighth largest provider of fixed index annuities for the first nine months of 2005, improving from ninth for the full year 2004.

Life APE sales of GBP15 million were up 7 per cent on 2004. JNL substantially completed the integration of Life Insurance Company of Georgia's operations at the end of 2005, having converted 1.5 million policies onto its platform.

Curian Capital provides innovative fee based separately managed accounts and continues to build a strong position with total assets under management at the end of 2005 of $1.67 billion (GBP973 million) compared with $1.06 billion (GBP615 million) at the start of 2005.

Institutional APE sales of GBP99 million were up 15 per cent on 2004. JNL took advantage of attractive issuance opportunities as they have arisen during the year, and will continue to participate in this market on an opportunistic basis.

In 2006, as the first of the Baby Boomer generation begins to turn 60, the median retirement age in the US, Jackson is well positioned in the financial advice distribution channels with product platforms that offer valuable retirement income guarantees. We remain optimistic about the opportunities for JNL in the US market.


Prudential Corporation Asia

Insurance Operations

Prudential's Asian life operations had a good fourth quarter in 2005 with APE sales up 16 per cent compared to the same quarter in 2004 and 11 per cent compared to third quarter in 2005. For the full year 2005 APE sales of GBP732 million represent an increase of 23 per cent compared to 2004 and reflect the success of Prudential's dynamic business model in the region coupled with Asia's inherent growth potential.

Prudential Asia's established markets of Malaysia, Singapore and Hong Kong collectively delivered growth of 12 per cent for 2005 compared to 2004. Singapore delivered a 26 per cent increase in APE sales driven by broadening of its unit linked range and increased bank distribution. Prudential's Hong Kong operation delivered a respectable growth of 7 per cent despite some market softness, particularly in bank distribution. Prudential's Malaysian operation saw growth of 6 per cent in 2005 with sales activity slowing in the second half of the year as agents adjusted to new quotation requirements for linked products.

In Taiwan, Prudential remains focused on writing profitable and capital efficient business rather than pursuing pure volume. Although 2005 APE volumes of GBP162 million were broadly in line with 2004 levels, the proportion of linked business in the mix increased from 49 per cent in 2004 to 72 per cent for 2005 principally from the investment focused pension product launched earlier this year.

The CITIC-Prudential joint venture in China continues to make excellent progress as it extended its geographic coverage and ten cities are now operational. APE sales of GBP25 million were up 47 per cent in 2005.

Prudential's Indian life joint venture, ICICI-Prudential Life, had another very successful year with Prudential's 26 per cent share APE at GBP57 million up 63 per cent on 2004 driven by ongoing expansion. The business now has 74 branches and has grown agent numbers by 36 per cent during the year to 70,000.

The multi-channel distribution model in Korea continues to perform strongly with APE sales of GBP135 million, up 88 per cent, driven mainly by success in the tied financial advisor and general agency channels and the continued appeal of our universal life product.

In Indonesia, Prudential celebrated its 10th anniversary and has continued to strengthen its position with APE sales of GBP46 million in the year, up 53 per cent compared to 2004, driven principally by a doubling of agents during the year to 22,000.

Prudential's other life operations in Thailand, the Philippines, Japan and Vietnam collectively decreased by 13 per cent in 2005 to GBP41 million largely due to Vietnam.


Fund Operations

Net third party inflows of GBP1.3 billion were up 3 per cent on 2004. Strong net inflows in Japan of GBP905 million and Korea of GBP926 million were offset by net outflows in Taiwan of GBP745 million where the bond fund market remains unsettled. Prudential Asset Management has had considerable success in increasing its proportion of equity funds in the flows with these representing 80 per cent of net inflows in 2005 compared to 22 per cent in 2004. This has been driven principally by good equity fund performance, particularly in Korea where all funds are in the top two quartiles.

Total third party funds under management were GBP10.1 billion, up 13 per cent on 2004. In August last year, ICICI increased its stake in Prudential's India asset management joint venture from 45 per cent to 51 per cent. As a result, Prudential no longer consolidates this business at 100 per cent and the year end numbers are reported at 49 per cent, resulting in a GBP1.1 billion reduction in funds under management for the year. On a comparable basis, full year 2005 funds under management grew 29 per cent on 2004.

Prudential remains confident of its ability to grow its life and funds management businesses strongly and profitably in Asia.


                                    - ENDS -


Enquiries:

Media                                        Investors / analysts
Jon Bunn                  020 7548 3559      James Matthews       020 7548 3561
William Baldwin-Charles   020 7548 3719      Marina Novis         020 7548 3511
Joanne Doyle              020 7548 3708


 Notes to Editors

1. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales and are subject to roundings.

2. Sales for overseas operations have been reported using average exchange rates as shown in the attached schedules. Commentary is given on the results on a constant exchange rate basis. The two bases are compared in the table below.



                                Annual Premium Equivalent Sales
                   Actual exchange rates               Constant exchange rates
                  FY 2005     FY 2004     +/-(%)      FY 2005     FY 2004     +/-(%)
                     GBPm        GBPm                    GBPm        GBPm
UK & Europe           900         817        10%          900         818        10%
US                    515         453        14%          515         456        13%
Asia                  732         576        27%          732         594        23%

Total               2,146       1,846        16%        2,146       1,867        15%


                                         Gross Inflows
                   Actual exchange rates               Constant exchange rates
                  FY 2005     FY 2004     +/-(%)      FY 2005     FY 2004     +/-(%)
                     GBPm        GBPm                    GBPm        GBPm
M&G                 7,916       5,845        35%        7,916       5,845        35%
Asia               18,457      19,068       (3%)       18,457      19,906       (7%)

Total              26,373      24,913         6%       26,373      25,751         2%


                          Total Insurance and Investment New Business
                   Actual exchange rates               Constant exchange rates
                  FY 2005     FY 2004     +/-(%)      FY 2005     FY 2004     +/-(%)
                     GBPm        GBPm                    GBPm        GBPm
Insurance          13,784      12,130        14%       13,784      12,191        13%
Investment         26,373      24,913         6%       26,373      25,751         2%

Total              40,157      37,043         8%       40,157      37,943         6%



3. Prudential is initially providing reassurance to Royal London, which will continue to pay the annuitants with Prudential reimbursing the annuity payments to Royal London. During 2006, the intention is for these annuity policies to transfer to Prudential, subject to legal and regulatory approvals, at which point Prudential will take over direct responsibility for the payment of all annuitants.

4. For JNL market share data is provided for the first nine months of the year being the latest available. Variable annuity data is sourced from VARDS, fixed annuity data is sourced from LIMRA and fixed index annuities data is sourced from The Advantage Group.

5. There will be a conference call today for wire services at 7.45am (GMT) hosted by Mark Tucker, Group Chief Executive and Philip Broadley, Group Finance Director. Dial in telephone number: +44 (0)20 8609 0793. Passcode:
    155439#

6. There will be a conference call for investors and analysts at 9.30am (GMT) hosted by Mark Tucker, Group Chief Executive and Philip Broadley, Group Finance Director. Dial in telephone number +44 (0)20 8609 0793. Pin number 487687#. A recording of this call will be available for replay for one week by dialling: +44 (0)20 8609 0289 from the UK or +1 866 676 5865 from the US. The conference reference number is 136838.

7. High resolution photographs are available to the media free of charge at www.newscast.co.uk (+44 (0) 207 608 1000).

8. Total number of Prudential plc shares in issue as at 31st December 2005 was 2,386,784,266.



9.  Financial Calendar 2005-2006:

         Full Year 2005 Results                               16th March 2006
         Q1 New Business Figures                              20th April 2006
         AGM                                                  18th May 2006
         Interim Results                                      28th July 2006
         Q3 New Business Figures                              19th October 2006


10. Egg results will be announced on March 16th 2006 as part of the Prudential Plc results announcement.



*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP214 billion in assets under management, (as at 27 July 2005). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", " seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.



Schedule 1A - Constant Exchange Rates


                 PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2005

                   TOTAL INSURANCE AND INVESTMENT NEW BUSINESS



                    UK & Europe            US (1a)              Asia (1a)                Total
                              +/-                 +/-                    +/-                    +/-
                   FY     FY  (%)       FY    FY  (%)         FY     FY  (%)         FY     FY  (%)
                 2005   2004          2005  2004            2005   2004            2005   2004
                 GBPm   GBPm          GBPm  GBPm            GBPm   GBPm            GBPm   GBPm

Total Insurance
Products        7,276  6,539  11%    5,023 4,451  13%      1,485  1,201  24%     13,784 12,191  13%
Total
Investment
Products -
Gross

Inflows (2)     7,916  5,845  35%        -     -   -      18,457 19,906  (7%)    26,373 25,751   2%

Group Total    15,192 12,384  23%    5,023 4,451  13%     19,942 21,108  (6%)    40,157 37,943   6%




                              INSURANCE OPERATIONS


                     Single           Regular             Total             Annual
                                                                        Equivalents (3)

                  FY     FY   +/-    FY   FY   +/-     FY     FY   +/-    FY    FY   +/-
                2005   2004   (%)  2005 2004   (%)   2005   2004   (%)  2005  2004   (%)
                GBPm   GBPm       GBPm  GBPm         GBPm   GBPm        GBPm  GBPm

UK Insurance
Operations :
Direct to
Customer:
Individual
Pensions          12      8   50%    8     8    0%     20     16   25%     9     9    0%
Life - With
Profit Bond       15     11   36%    1     1    0%     16     12   33%     3     2   50%

Life - Other       2      -    -     2     1  100%      4      1  300%     2     1  100%
Individual
Annuities        720    630   14%    -     -    -     720    630   14%    72    63   14%

Sub-Total        749    649   15%   11    10   10%    760    659   15%    86    75   15%

DWP Rebates      244    265   (8%)   -     -    -     244    265   (8%)   24    27  (11%)

Total            993    914    9%   11    10   10%  1,004    924    9%   110   101    9%

Business to
Business:
Corporate
Pensions         242    153   58%  146   137    7%    388    290   34%   170   152   12%

Individual
Annuities        212    229   (7%)   -     -    -     212    229   (7%)   21    23   (9%)

Bulk Annuities   511    474    8%    -     -    -     511    474    8%    51    47    9%

Total            965    856   13%  146   137    7%  1,111    993   12%   243   223    9%

Intermediated
Distribution:
Individual
Pensions          65     55   18%   18    17    6%     83     72   15%    25    23    9%
Corporate
Pensions          43    134  (68%)   7     8  (13%)    50    142  (65%)   11    21  (48%)
Life - With
Profit Bond      159    231  (31%)   -     -    -     159    231  (31%)   16    23  (30%)

Life - Other
Bond             947    770   23%    -     -    -     947    770   23%    95    77   23%

Life - Other       6      -    -     6     5   20%     12      5  140%     7     5   40%
Individual
Annuities        995  1,180 (16%)    -     -    -     995  1,180  (16%)  100   118  (15%)

Sub-Total      2,215  2,370  (7%)   31    30    3%  2,246  2,400   (6%)  253   267   (5%)

DWP Rebates       83     89  (7%)    -     -    -      83     89   (7%)    8     9  (11%)

Total          2,298  2,459  (7%)   31    30    3%  2,329  2,489   (6%)  261   276   (5%)

Partnerships:
Life - With
Profit Bond        -      3   -      -     -    -       -      3    -      -     0    -

Life - Other     814    787    3%    3     2   50%    817    789    4%    84    81    4%
Individual
Annuities        295    141  109%    -     -    -     295    141  109%    30    14  114%

Bulk
Annuities      1,519  1,108   37%    -     -    -   1,519  1,108   37%   152   111   37%

Total          2,628  2,039   29%    3     2   50%  2,631  2,041   29%   266   206   29%

Total:
Individual
Pensions          77     63   22%   26    25    4%    103     88   17%    34    31   10%
Corporate
Pensions         285    287  (1%)  153   145    6%    438    432    1%   182   174    5%

Life - With
Profit Bond      174    245 (29%)    1     1    0%    175    246  (29%)   18    26  (31%)

Life - Other
Bond             947    770   23%    -     -    -     947    770   23%    95    77   23%

Life - Other     822    787    4%   11     8   38%    833    795    5%    93    87    7%

Individual
Annuities      2,222  2,180    2%    -     -    -   2,222  2,180    2%   222   218    2%

Bulk Annuities 2,030  1,582   28%    -     -    -   2,030  1,582   28%   203   158   28%

Sub-Total      6,557  5,914   11%  191   179    7%  6,748  6,093   11%   847   770   10%

DWP Rebates      327    354   (8%)   -     -    -     327    354   (8%)   33    35   (6%)

Total UK
Insurance
Operations     6,884  6,268   10%  191   179    7%  7,075  6,447   10%   879   806    9%

European
Insurance
Operations :(1a)
Insurance
Products         201     89  126%    -     3     -    201     92  118%    20    12   67%
Total European
Insurance
Operations       201     89  126%    -     3     -    201     92  118%    20    12   67%

Total UK &
European
Insurance
Operations     7,085  6,357   11%  191   182    5%  7,276  6,539   11%   900   818   10%

US Insurance
Operations :(1a)

Fixed Annuities  788  1,138  (31%)   -     -    -     788  1,138  (31%)   79   114  (31%)

Fixed Index
Annuities        616    432   43%    -     -     -    616    432   43%    62    43   44%

Variable
Annuities      2,605  1,995   31%    -     -     -  2,605  1,995   31%   261   200   31%

Life (9)          11     16  (31%)  14    12    17%    25     28  (11%)   15    14    7%

Sub-total
Retail         4,020  3,581   12%   14    12   17%  4,034  3,593   12%   416   370   12%

Guaranteed       355    181   96%    -     -     -    355    181   96%    36    18  100%
Investment
Contracts
GIC - Medium
Term Note        634    677   (6%)   -     -     -    634    677   (6%)   63    68   (7%)

Total US
Insurance
Operations     5,009  4,439   13%   14    12   17%  5,023  4,451   13%   515   456   13%

Asian
Insurance
Operations :(1a)

China             17      9   89%   23    16   44%     40     25   60%    25    17   47%

Hong Kong        289    258   12%   83    79    5%    372    337   10%   112   105    7%

India (@26%)(6)    4      5 (20%)   57    34   68%     61     39   56%    57    35   63%

Indonesia         42     35   20%   42    26   62%     84     61   38%    46    30   53%

Japan             30     17   76%    4     7  (43%)    34     24   42%     7   729  (22%)

Korea             29     41  (29%) 132    68   94%    161    109   48%   135    72   88%

Malaysia           9      7   29%   66    62    6%     75     69    9%    67    63    6%

Singapore        284    203   40%   58    48   21%    342    251   36%    86    68   26%

Taiwan           124     92   35%  150   149    1%    274    241   14%   162   158    3%

Other (4)          9      8   13%   33    37  (11%)    42     45   (7%)   34    38  (11%)

Total Asian
Insurance
Operations       837    675   24%  648   526   23%  1,485  1,201   24%   732   594   23%

Group Total   12,931 11,471   13%  853   720   18% 13,784 12,191   13% 2,146 1,867   15%



Schedule 1B - Actual Exchange Rates

                 PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2005

                  TOTAL INSURANCE AND INVESTMENT NEW BUSINESS


                  UK & Europe         US(1b)           Asia(1b)             Total

                           +/-              +/-                +/-                +/-
                FY     FY  (%)    FY    FY  (%)     FY     FY  (%)      FY     FY (%)
              2005   2004       2005  2004        2005   2004         2005   2004
              GBPm   GBPm       GBPm  GBPm        GBPm   GBPm        GBPm   GBPm

Total
Insurance
Products     7,276  6,538  11% 5,023 4,420  14%  1,485  1,172  27% 13,784 12,130  14%
Total
Investment
Products -
Gross

Inflows (2)  7,916  5,845  35%     -     -    - 18,457 19,068 (3%) 26,373 24,913   6%

Group Total 15,192 12,383  23% 5,023 4,420  14% 19,942 20,240 (1%) 40,157 37,043   8%




                              INSURANCE OPERATIONS


                       Single             Regular            Total             Annual
                                                         Equivalents (3)

                    FY     FY    +/-    FY    FY    +/-    FY     FY    +/-   FY    FY    +/-
                  2005   2004   (%)   2005  2004   (%)   2005   2004   (%)  2005  2004   (%)
                  GBPm   GBPm         GBPm  GBPm         GBPm   GBPm        GBPm  GBPm

UK Insurance
Operations :
Direct to
Customer:

Individual
Pensions            12      8    50%     8     8    0%     20     16   25%     9     9     0%
Life - With
Profit Bond         15     11    36%     1     1    0%     16     12   33%     3     2    50%

Life - Other         2      -      -     2     1  100%      4      1  300%     2     1   100%

Individual
Annuities          720    630    14%     -     -     -    720    630   14%    72    63    14%

Sub-Total          749    649    15%    11    10   10%    760    659   15%    86    75    15%

DWP Rebates        244    265    (8%)    -     -     -    244    265   (8%)   24    27   (11%)

Total              993    914     9%    11    10   10%  1,004    924    9%   110   101     9%

Business to
Business:

Corporate
Pensions           242    153    58%   146   137    7%    388    290   34%   170   152    12%

Individual
Annuities          212    229    (7%)    -     -    -     212    229   (7%)    21    23   (9%)

Bulk Annuities     511    474     8%     -     -    -     511    474    8%    51    47     9%

Total              965    856    13%   146   137    7%  1,111    993   12%   243   223     9%

Intermediated
Distribution :

Individual
Pensions            65     55    18%    18    17    6%     83     72   15%    25    23     9%

Corporate
Pensions            43    134   (68%)    7     8  (13%)    50    142  (65%)   11    21   (48%)

Life - With
Profit Bond        159    231   (31%)    -     -    -     159    231  (31%)   16    23   (30%)

Life - Other
Bond               947    770    23%     -     -    -     947    770   23%    95    77    23%

Life - Other         6      -     -      6     5   20%     12      5  140%     7     5    40%

Individual
Annuities          995  1,180   (16%)    -     -    -     995  1,180  (16%)  100   118   (15%)

Sub-Total        2,215  2,370    (7%)   31    30    3%  2,246  2,400   (6%)  253   267    (5%)

DWP Rebates         83     89    (7%)    -     -     -     83     89   (7%)    8     9   (11%)

Total            2,298  2,459    (7%)   31    30    3%  2,329  2,489   (6%)  261   276    (5%)

Partnerships :
Life - With
Profit Bond          -      3     -      -     -    -       -      3    -      -     0     -

Life - Other       814    787     3%     3     2   50%    817    789    4%    84    81     4%

Individual
Annuities          295    141   109%     -     -    -     295    141  109%    30    14   114%

Bulk Annuities   1,519  1,108    37%     -     -    -   1,519  1,108   37%   152   111    37%

Total            2,628  2,039    29%     3     2   50%  2,631  2,041   29%   266   206    29%


Total :
Individual
Pensions            77     63    22%    26    25    4%    103     88   17%    34    31    10%
Corporate
Pensions           285    287    (1%)  153   145    6%    438    432    1%   182   174     5%
Life - With
Profit Bond        174    245   (29%)    1     1    0%    175    246  (29%)   18    26   (31%)

Life - Other
Bond               947    770    23%     -     -    -     947    770   23%    95    77    23%

Life - Other       822    787     4%    11     8   38%    833    795    5%    93    87     7%

Individual
Annuities        2,222  2,180     2%     -     -    -   2,222  2,180    2%   222   218     2%

Bulk Annuities   2,030  1,582    28%     -     -    -   2,030  1,582   28%   203   158    28%

Sub-Total        6,557  5,914    11%   191   179    7%  6,748  6,093   11%   847   770    10%

DWP Rebates        327    354    (8%)    -     -    -     327    354   (8%)   33    35    (6%)

Total UK
Insurance
Operations       6,884  6,268    10%   191   179    7%  7,075  6,447   10%   879   806     9%

European
Insurance

Operations :(1b)
Insurance
Products           201     89   126%     -     2    -     201     91  121%    20    11    82%
Total European
Insurance
Operations         201     89   126%     -     2    -     201     91  121%    20    11    82%


Total UK &
European
Insurance
Operations       7,085  6,357    11%   191   181    6%  7,276  6,538   11%   900   817    10%

US Insurance
Operations :(1b)

Fixed Annuities    788  1,130   (30%)    -     -    -     788  1,130  (30%)   79   113   (30%)
Fixed Index
Annuities          616    429    44%     -     -    -     616    429   44%    62    43    44%

Variable
Annuities        2,605  1,981    31%     -     -    -   2,605  1,981   31%   261   198    32%

Life (9)            11     16   (31%)   14    12   17%     25     28  (11%)   15    14     7%

Sub-total
Retail           4,020  3,556    13%    14    12   17%  4,034  3,568   13%   416   368    13%
Guaranteed
Investment
Contracts          355    180    97%     -     -     -    355    180   97%    36    18   100%
GIC - Medium
Term Note          634    672    (6%)    -     -     -    634    672   (6%)   63    67    (6%)

Total US
Insurance
Operations       5,009  4,408    14%    14    12   17%  5,023  4,420   14%   515   453    14%

Asian Insurance
Operations :(1b)

China               17      9    89%    23    16   44%     40     25   60%    25    17    47%

Hong Kong          289    255    13%    83    78    6%    372    333   12%   112   104     8%

India (@26%)(6)      4      5   (20%)   57    33   73%     61     38   61%    57    34    68%

Indonesia           42     38    11%    42    28   50%     84     66   27%    46    32    44%

Japan               30     17    76%     4     7  (43%)    34     24   42%     7     9   (22%)

Korea               29     36   (19%)  132    60  120%    161     96   68%   135    64   111%

Malaysia             9      7    29%    66    61    8%     75     68   10%    67    62     8%

Singapore          284    199    43%    58    47   23%    342    246   39%    86    67    28%
Taiwan             124     88    41%   150   143    5%    274    231   19%   162   152     7%

Other (4)            9      8    13%    33    37  (11%)     42     45  (7%)    34    38  (11%)

Total Asian
Insurance
Operations         837    662    26%   648   510   27%  1,485  1,172   27%   732   576    27%


Group Total     12,931 11,427    13%   853   703   21% 13,784 12,130   14% 2,146 1,846    16%


Schedule 2

                 PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2005

                             INVESTMENT OPERATIONS


               Opening     Gross Redemptions         Net       Other    Market &      Net  Closing
                   FUM   inflows                 inflows   movements    currency movement      FUM
                                                                       movements   in FUM
                  GBPm      GBPm       GBPm         GBPm        GBPm        GBPm     GBPm     GBPm

2005

M&G

Retail          11,613     3,842    ( 2,497)       1,345           -       1,669    3,014   14,627

Institutional
(5)             17,092     4,074    ( 1,557)       2,517       ( 229)      2,189    4,477   21,569

Total M&G (11)  28,705     7,916    ( 4,054)       3,862       ( 229)      3,858    7,491   36,196

Asia

India (10)       2,144    10,181   ( 10,034)         147     ( 1,192)        366    ( 679)   1,465

Taiwan           1,797     2,379    ( 3,124)       ( 745)          -         248    ( 497)   1,300

Korea            1,427     3,529    ( 2,603)         926        ( 21)        471    1,376    2,803

Japan            1,638     1,487      ( 582)         905           -         152    1,057    2,695

Other Mutual
Fund
Operations         583       800      ( 604)         196           -          62      258      841

Total Asian
Mutual Fund
Operations       7,589    18,376   ( 16,947)       1,429     ( 1,213)      1,299    1,515    9,104

Hong Kong MPF
Products
(@36%) (6)         244        79       ( 30)          49           -          44       93      337

Third Party
Institutional
Mandates           705         2      ( 153)       ( 151)          -         137     ( 14)     691

Total Asia
Other              949        81      ( 183)       ( 102)          -         181       79    1,028

Total Asian
Investment
Operations (11)  8,538    18,457   ( 17,130)       1,327     ( 1,213)      1,480    1,594   10,132

Total
Investment
Products        37,243    26,373   ( 21,184)       5,189     ( 1,442)      5,338    9,085   46,328




               Opening     Gross Redemptions         Net       Other    Market &      Net  Closing
                   FUM   inflows                 inflows   movements    currency movement      FUM
                                                                       movements   in FUM
                  GBPm      GBPm       GBPm         GBPm        GBPm        GBPm     GBPm     GBPm
2004

M&G

Retail          10,144     1,954    ( 1,537)         417           -       1,052    1,469   11,613

Institutional
(5)             14,048     3,891    ( 2,304)       1,587         145       1,312    3,044   17,092

Total M&G       24,192     5,845    ( 3,841)       2,004         145       2,364    4,513   28,705

Asia

India            2,049     9,129    ( 9,068)          61        ( 21)         55       95    2,144

Taiwan           2,666     5,696    ( 6,550)       ( 854)          -        ( 15)   ( 869)   1,797

Korea              933     2,132    ( 1,696)         436        ( 42)         99      493    1,426

Japan              411     1,392      ( 123)       1,269           -        ( 42)   1,227    1,638

Other Mutual
Fund
Operations         341       422      ( 184)         238           -           4      242      583

Total Asian
Mutual Fund
Operations       6,400    18,771   ( 17,621)       1,150        ( 63)        101    1,188    7,588

Hong Kong MPF
Products
(@36%) (6)         196        74       ( 26)          48           -           -       48      244

Third Party
Institutional
Mandates           552       222      ( 140)          82           -          71      153      705

Total Asia
Other              748       296      ( 166)         130           -          71      201      949

Total Asian
Investment
Operations       7,148    19,067   ( 17,787)       1,280        ( 63)        172    1,389    8,537

Total
Investment
Products        31,340    24,912   ( 21,628)       3,284          82       2,536    5,902   37,242

               Opening     Gross Redemptions         Net       Other    Market &      Net  Closing
                   FUM   inflows                 inflows   movements    currency movement      FUM
                                                                       movements   in FUM
                     %         %           %           %           %           %        %        %
2005 movement
relative to
2004

M&G

Retail              14%       97%          (62%)     223%          -          59%     105%      26%

Institutional
(5)                 22%        5%           32%       59%       (258%)        67%      47%      26%

Total M&G           19%       35%           (6%)      93%       (258%)        63%      66%      26%

Asia

India                5%       12%          (11%)     141%      (5576%)       565%    (815%)    (32%)

Taiwan             (33%)     (58%)          52%       13%          -        1753%      43%     (28%)

Korea               53%       66%          (53%)     112%         50%        376%     179%      97%

Japan              299%        7%         (373%)     (29%)         -         462%     (14%)     65%

Other Mutual
Fund
Operations          71%       90%         (228%)     (18%)         -        1450%       7%      44%

Total Asian
Mutual Fund
Operations          19%       (2%)           4%       24%      (1825%)      1186%      28%      20%

Hong Kong MPF
Products
(@36%) (6)          24%        7%          (15%)       2%          -           -       94%      38%

Third Party
Institutional
Mandates            28%      (99%)          (9%)    (284%)         -          93%    (109%)     (2%)

Total Asia
Other               27%      (73%)         (10%)    (178%)         -         155%     (61%)      8%

Total Asian
Investment
Operations          19%       (3%)           4%        4%      (1825%)       760%      15%      19%

Total
Investment
Products            19%        6%            2%       58%      (1859%)       110%      54%      24%

US (7)                                                                   FY 2005  FY 2004   +/- (%)
                                                                            GBPm     GBPm
Curian
Capital
External Funds
under
Administration                                                               973      615       58%


Schedule 3

      PRUDENTIAL PLC - NEW BUSINESS - QUARTER 4 2005 VERSES QUARTER 4 2004

                              INSURANCE OPERATIONS



                        Single            Regular                Total    Annual Equivalents (3)
                 Q4      Q4    +/-    Q4     Q4   +/-     Q4       Q4   +/-     Q4     Q4 +/- (%)
               2005    2004    (%)  2005   2004   (%)    2005    2004    (%)  2005   2004
               GBPm    GBPm         GBPm   GBPm          GBPm    GBPm         GBPm   GBPm

UK Insurance
Operations :

Direct to
Customer:
Individual
Pensions          2       2     0%     2      2     0%      4       4     0%     2      2       -

Life - With
Profit Bond       4       2   100%     -      -     -       4       2   100%     0      0       -

Life -            2       -     -      -      -     -       2       -     -      0      -       -
Other

Individual
Annuities       178     166     7%     -      -     -     178     166     7%    18     17       6%

Sub-Total       186     170     9%     2      2     0%    188     172     9%    21     19      11%

DWP Rebates      10      13   (23%)    -      -     -      10      13   (23%)    1      1       0%

Total           196     183     7%     2      2     0%    198     185     7%    22     20      10%

Business to
Business:

Corporate
Pensions         81      45    80%    54     33    64%    135      78    73%    62     38      63%

Individual
Annuities        61      68   (10%)    -      -     -      61      68   (10%)    6      7     (14%)

Bulk
Annuities        98     222   (56%)    -      -     -      98     222   (56%)   10     22     (55%)

Total           240     335   (28%)   54     33    64%    294     368   (20%)   78     67      16%

Intermediated
Distribution:

Individual
Pensions         15      10    50%     4      1   300%     19      11    73%     6      2     200%

Corporate
Pensions         11       7    57%     1      2   (50%)    12       9    33%     2      3     (33%)

Life - With
Profit Bond      40      43    (7%)    -      -     -      40      43    (7%)    4      4       0%

Life - Other
Bond            265     250     6%     -      -     -     265     250     6%    27     25       8%

Life -            2       -     -      2      1   100%      4       1   300%     2      1     100%
Other

Individual
Annuities       209     326   (36%)    -      -     -     209     326   (36%)   21     33     (36%)

Sub-Total       542     636   (15%)    7      4    75%    549     640   (14%)   61     68     (10%)

DWP Rebates       3    ( 3)      -     -      -     -       3     ( 3)     -     0    ( 0)       0%

Total           545     633   (14%)    7      4    75%    552     637   (13%)   62     67      (7%)

Partnerships:

Life - With       -       -     -      -      -     -       -       -     -      -      -       -

Profit Bond

Life -
Other           185     214   (14%)    1      -     -     186     214   (13%)   20     21      (5%)

Individual
Annuities       149      53   181%     -      -     -     149      53   181%    15      5     200%

Bulk
Annuities         -   1,108     -      -      -     -       -   1,108     -      -    111       -

Total           334   1,375   (76%)    1      -     -     335   1,375   (76%)   34    138     (75%)

Total :

Individual
Pensions         17      12    42%     6      3   100%     23      15    53%     8      4     100%

Corporate
Pensions         92      52    77%    55     35    57%    147      87    69%    64     40      60%

Life - With
Profit Bond      44      45    (2%)    -      -     -      44      45    (2%)    4      5     (20%)

Life - Other
Bond            265     250     6%     -      -     -     265     250     6%    27     25       8%

Life -          189     214   (12%)    3      1   200%    192     215   (11%)   22     22       0%
Other

Individual
Annuities       597     613    (3%)    -      -     -     597     613    (3%)   60     61      (2%)

Bulk
Annuities        98   1,330   (93%)    -      -     -      98   1,330   (93%)   10    133     (92%)

Sub-Total     1,302   2,516   (48%)   64     39    64%  1,366   2,555   (47%)  194    291     (33%)

DWP Rebates      13      10    30%     -      -     -      13      10    30%     1      1       0%

Total UK
Insurance
Operations    1,315   2,526   (48%)   64     39    64%  1,379   2,565   (46%)  196    292     (33%)

European
Insurance
Operations :

Insurance
Products         47      18   161%     -      1     -      47      19   147%     5      3      67%

Total
European
Insurance
Operations       47      18   161%     -      1     -      47      19   147%     5      3      67%

Total UK &
European
Insurance
Operations    1,362   2,544   (46%)   64     40    60%  1,426   2,584   (45%)  200    294     (32%)

US Insurance
Operations :(8)

Fixed
Annuities       149     282   (47%)    -      -     -     149     282   (47%)   15     28     (46%)

Fixed Index
Annuities       155     136    14%     -      -     -     155     136    14%    16     14      14%

Variable
Annuities       735     492    49%     -      -     -     735     492    49%    74     49      51%

Life (9)          3       6   (50%)    4      3    33%      7       9   (22%)    4      4       0%

Sub-total

Retail        1,042     916    14%     4      3    33%  1,046     919    14%   108     95      14%

Guaranteed
Investment
Contracts        49      74   (34%)    -      -     -      49      74   (34%)    5      7     (29%)
GIC - Medium
Term Note         9      48   (81%)    -      -     -       9      48   (81%)    1      5     (80%)
Total US
Insurance
Operations    1,100   1,038     6%     4      3    33%  1,104   1,041     6%   114    107       7%

Asian
Insurance
Operations :

China             8       3   167%     8      5    60%     16       8   100%     9      5      80%

Hong Kong        88      94    (6%)   28     23    22%    116     117    (1%)   37     32      16%

India (@26%)(6)   1       1     0%    16      8   100%     17       9    89%    16      8     100%

Indonesia         6      11   (45%)   13      8    63%     19      19     0%    14      9      56%

Japan            11       5   120%     -      2     -      11       7    57%     1      3     (67%)

Korea            18       6   200%    41     20   105%     59      26   127%    43     21     105%

Malaysia          1       2   (50%)   20     22    (9%)    21      24   (13%)   20     22      (9%)

Singapore        90      45   100%    19     16    19%    109      61    79%    28     21      33%

Taiwan           29      24    21%    40     48   (17%)    69      72    (4%)   43     50     (14%)

Other (4)         2       2     0%     9     10   (10%)    11      12    (8%)    9     10     (10%)

Total Asian
Insurance
Operations      254     193    32%   194    162    20%    448     355    26%   219    181      21%

Group Total   2,716   3,775   (28%)  262    205    28%  2,978   3,980   (25%)  534    583      (8%)


                             INVESTMENT OPERATIONS


                     M&G (5)           Asia Mutual Funds     Asia Other            Total Investment
                                                                                        Products

                Q4       Q4    +/-      Q4      Q4   +/-      Q4     Q4    +/-       Q4       Q4    +/-
              2005     2004     (%)   2005    2004    (%)   2005   2004     (%)    2005     2004     (%)
              GBPm     GBPm           GBPm    GBPm          GBPm   GBPm            GBPm     GBPm

Opening
FUM         33,760   25,876     30%  8,296   6,540    27%    980    788     24%  43,036   33,204     30%

Gross
inflows      2,316    2,393     (3%) 4,056   5,051   (20%)    22    128    (83%)  6,394    7,572    (16%)
Less
redemptions( 1,189) ( 1,006)   (18%)(3,684) (4,121)   11%   ( 11)   ( 5)  (120%)( 4,884) ( 5,132)     5%


Net flows    1,127    1,387    (19%)   372     930   (60%)    11    123    (91%)  1,510    2,440    (38%)
Other
movements     ( 74)     122   (161%)   ( 6)   ( 11)   45%      -      -      -     ( 80)     111   (172%)
Market and
currency
movements    1,382    1,321      5%    444     129   244%     37     39     (5%)  1,863    1,489     25%

Net
movement     2,436    2,830    (14%)   811   1,048   (23%)    48    161    (70%)  3,295    4,039    (18%)
in FUM

Closing     36,196   28,705     26%  9,104   7,588    20%  1,028    949      8%  46,328   37,242     24%
FUM



Schedule 4

      PRUDENTIAL PLC - NEW BUSINESS - QUARTER 4 2005 VERSUS QUARTER 3 2005

                              INSURANCE OPERATIONS



                       Single             Regular               Total         Annual Equivalents(3)
                  Q4      Q3   +/-     Q4     Q3  +/-       Q4      Q3   +/-     Q4     Q3   +/-
                2005    2005    (%)  2005   2005   (%)    2005    2005    (%)  2005   2005   (%)
                GBPm    GBPm         GBPm   GBPm          GBPm    GBPm         GBPm   GBPm

UK Insurance
Operations :

Direct to
Customer:

Individual
Pensions           2       2     0%     2      2     0%      4       4     0%     2      2     0%

Life - With
Profit Bond        4       4     0%     -      -     -       4       4     0%     0      0     0%

Life - Other       2       -     -      -      -     -       2       -     -      0      -     -

Individual
Annuities        178     178     0%     -      -     -     178     178     0%    18     18     0%

Sub-Total        186     184     1%     2      2     0%    188     186     1%    21     20     5%

DWP Rebates       10       -     -      -      -     -      10       -     -      1      -     -

Total            196     184     7%     2      2     0%    198     186     6%    22     20    10%

Business to
Business:

Corporate
Pensions          81      46    76%    54     25   116%    135      71    90%    62     30   107%

Individual
Annuities         61      54    13%     -      -     -      61      54    13%     6      5    20%

Bulk Annuities    98      93     5%     -      -     -      98      93     5%    10      9    11%

Total            240     193    24%    54     25   116%    294     218    35%    78     44    77%

Intermediated
Distribution :

Individual
Pensions          15      11    36%     4      5   (20%)    19      16    19%     6      6     0%

Corporate
Pensions          11       9    22%     1      2   (50%)    12      11     9%     2      3   (33%)
Life - With
Profit Bond       40      44    (9%)    -      -     -      40      44    (9%)    4      4     0%

Life - Other
Bond             265     209    27%     -      -     -     265     209    27%    27     21    29%

Life - Other       2       1   100%     2      2     0%      4       3    33%     2      2     0%

Individual
Annuities        209     228    (8%)    -      -     -     209     228    (8%)   21     23    (9%)

Sub-Total        542     502     8%     7      9   (22%)   549     511     7%    61     59     3%

DWP Rebates        3       -     -      -      -     -       3       -     -      0      -     -

Total            545     502     9%     7      9   (22%)   552     511     8%    62     59     5%

Partnerships :

Life - With
Profit Bond        -       -     -      -      -     -       -       -     -      -      -     -

Life - Other     185     203    (9%)    1      2   (50%)   186     205    (9%)   20     22    (9%)

Individual
Annuities        149      52   187%     -      -     -     149      52   187%    15      5   200%

Bulk Annuities     -      44     -      -      -     -       -      44     -      -      4     -

Total            334     299    12%     1      2   (50%)   335     301    11%    34     32     6%

Total :

Individual
Pensions          17      13    31%     6      7   (14%)    23      20    15%     8      8     0%

Corporate
Pensions          92      55    67%    55     27   104%    147      82    79%    64     33    94%

Life - With
Profit Bond       44      48    (8%)    -      -     -      44      48    (8%)    4      5   (20%)

Life - Other
Bond             265     209    27%     -      -     -     265     209    27%    27     21    29%

Life - Other     189     204    (7%)    3      4   (25%)   192     208    (8%)   22     24    (8%)

Individual
Annuities        597     512    17%     -      -     -     597     512    17%    60     51    18%

Bulk Annuities    98     137   (28%)    -      -     -      98     137   (28%)   10     14   (29%)

Sub-Total      1,302   1,178    11%    64     38    68%  1,366   1,216    12%   194    156    24%

DWP Rebates       13       -     -      -      -     -      13       -     -      1      -     -

Total UK
Insurance
Operations     1,315   1,178    12%    64     38    68%  1,379   1,216    13%   196    156    26%

European
Insurance
Operations :

Insurance
Products          47      34    38%     -      -     -      47      34    38%     5      3    67%

Total European
Insurance
Operations        47      34    38%     -      -     -      47      34    38%     5      3    67%

Total UK &
European
Insurance
Operations     1,362   1,212    12%    64     38    68%  1,426   1,250    14%   200    159    26%

US Insurance
Operations :(8)

Fixed
Annuities        149     229   (35%)    -      -     -     149     229   (35%)   15     23   (35%)

Fixed Index
Annuities        155     164    (5%)    -      -     -     155     164    (5%)   16     16     0%

Variable
Annuities        735     686     7%     -      -     -     735     686     7%    74     69     7%

Life (9)           3       2    50%     4      4     0%      7       6    17%     4      4     0%

Sub-total
Retail         1,042   1,081    (4%)    4      4     0%  1,046   1,085    (4%)  108    112    (4%)
Guaranteed
Investment
Contracts         49     119   (59%)    -      -     -      49     119   (59%)    5     12   (58%)
GIC - Medium
Term Note          9      10   (10%)    -      -     -       9      10   (10%)    1      1     0%
Total US
Insurance
Operations     1,100   1,210    (9%)    4      4     0%  1,104   1,214    (9%)  114    125    (9%)

Asian
Insurance
Operations :

China              8       5    60%     8      6    33%     16      11    45%     9      7    29%

Hong Kong         88      54    63%    28     20    40%    116      74    57%    37     25    48%

India (@26%)(6)    1       1     0%    16     14    14%     17      15    13%    16     14    14%

Indonesia          6       8   (25%)   13     12     8%     19      20    (5%)   14     13     8%

Japan             11       8    38%     -      1     -      11       9    22%     1      2   (50%)

Korea             18       2   800%    41     31    32%     59      33    79%    43     31    39%

Malaysia           1       2   (50%)   20     17    18%     21      19    11%    20     17    18%

Singapore         90      77    17%    19     15    27%    109      92    18%    28     23    22%

Taiwan            29      23    26%    40     55   (27%)    69      78   (12%)   43     57   (25%)

Other (4)          2       3   (33%)    9      8    13%     11      11     0%     9      8    13%

Total Asian

Insurance
Operations       254     183    39%   194    179     8%    448     362    24%   219    197    11%

Group Total    2,716   2,605     4%   262    221    19%  2,978   2,826     5%   534    481    11%



                             INVESTMENT OPERATIONS

                      M&G (5)           Asia Mutual Funds      Asia Other           Total Investment
                                                                                        Products

                Q4       Q3    +/-      Q4      Q3   +/-      Q4     Q3    +/-      Q4       Q3    +/-
              2005     2005     (%)   2005    2005    (%)   2005   2005    (%)    2005     2005     (%)
              GBPm     GBPm           GBPm    GBPm          GBPm   GBPm           GBPm     GBPm

Opening     33,760   31,171      8%  8,296   9,388   (12%)   980    900     9%  43,036   41,459     4%
FUM

Gross        2,316    2,021     15%  4,056   4,938   (18%)    22     20    10%   6,394    6,979    (8%)
inflows
Less
redemptions (1,189)   ( 966)   (23%)(3,684) (4,554)   19%   ( 11)   ( 9)  (22%) (4,884) ( 5,529)   12%


Net flows    1,127    1,055      7%    372     385    (3%)    11     11     0%   1,510    1,451     4%
Other
movements     ( 74)    ( 35)  (111%)   ( 6) (1,161)   99%      -      -     -     ( 80) ( 1,196)   93%


Market and
currency
movements    1,382    1,569    (12%)   444   ( 316)  241%     37     69  (46%)   1,863    1,322    41%

Net
movement
in FUM       2,436    2,589     (6%)   811  (1,093)  174%     48     80  (40%)   3,295    1,576   109%

Closing
FUM         36,196   33,760      7%  9,104   8,296    10%  1,028    980    5%   46,328   43,036     8%


Notes to Schedules :

The format of the tables shown is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods with the exception of US institutional business referred to below, products categorised as "insurance" refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS4 "Insurance Contracts" as not containing significant insurance risk. These products are described as investment contracts under IFRS4 or other financial instruments under IAS39.Contracts included in this category are primarily certain unit linked and similar contracts written in UK and Europe Insurance Operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.

Investment products referred to in the tables are unit trust, mutual funds and similar types of fund management arrangements.These are unrelated to insurance products that are classified as "investment contracts" under IFRS4 , as described above, although similar IFRS recognition principles apply to the acquisition costs and fees attaching to this type of business.

(1a) Insurance and investment new business for overseas operations has been calculated using constant exchange rates. The applicable rate for Jackson National Life is 1.82

A comparison between the results at actual exchange rates and at constant exchange rates is given in the press release.

(1b) Insurance and investment new business for overseas operations has been calculated using average exchange rates. The applicable rate for Jackson National Life is 1.82 (2004: 1.83).

(2) Represents cash received from sale of investment products.

(3) Annual Equivalents, calculated as regular new business contributions plus 10% single new business contributions, are subject to roundings.

(4) In Asia, 'Other' insurance operations include Thailand, the Philippines and Vietnam.

(5) Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(6) New business in India is included at Prudential's 26% interest in the India life operation.Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36% interest in the Hong Kong MPF operation.

(7) Balance sheet figures have been calculated at the closing exchange rate. The 2004 balance is shown on a constant exchange rate.

(8) Sales are converted using the year to date average exchange rate applicable at the time.The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods

(9) US Life sales for 2004 restated to be consistent with the presentation of Full Year 2004 results.

(10) On 26 August, Prudential's joint venture partner in the Prudential ICICI Asset Management Company purchased an additional 6% share ownership. As a result, Prudential no longer consolidates the company as a subsidiary. 2004 results are reported at 100%.

(11) GBP56m of FUM reported under Prudential Asian funds operations relates to M& G's products distributed through those Asian operations and this amount is also included in M&G's FUM.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 25 January 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn

                                              Jon Bunn
                                              Director of Public Relations